SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of November 2006
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
     Attached to the Registrant’s Form 6-K for the month of November 2006, and incorporated by reference herein, are the following press releases made by the Registrant:
1. Press Release dated November 2, 2006
2. Press Release dated November 2, 2006

TABLE OF CONTENTS

SIGNATURE
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	President & CEO

Dated: November 2, 2006

F O R . I M M E D I A T E . R E L E A S E
Spectrum Signal Processing Reports Third Quarter 2006 Results
Third quarter revenues increase 9% year-over-year
Burnaby, B.C., Canada – November 2, 2006 – Spectrum Signal Processing Inc. today announced its financial results for its third quarter ended September 30, 2006. Spectrum reports all results in United States dollars and in accordance with United States GAAP. Key financial and operational metrics include:
•	revenues of $3.8 million;

•	gross profit of $2.1 million, representing a gross margin of 55% of revenue;

•	net operating expenses of $2.8 million, including severance-related charges of $160,000;

•	a net loss of $642,000, or $0.03 per share;

•	a cash balance of $317,000 at September 30, 2006; and

•	the announcement of a $1.1 million equity financing on October 13, 2006.
“Our goal is to return Spectrum to cash earnings break-even in 2007,” stated Brent Flichel, Spectrum’s President and CEO. “We have already undertaken a number of measures towards attaining this objective, including selective staff cuts, the reduction of senior management overhead and the tightening of non-labor spending across the organization. Additionally, we recently completed a modest equity financing and continue to pursue additional non-dilutive financing opportunities to strengthen our balance sheet.”
FINANCIAL RESULTS
Revenues for the third quarter of 2006 were $3.8 million, consistent with revenues of $3.8 million for the second quarter of 2006 and an increase of 9% compared to revenues of $3.5 million for the third quarter of 2005.
Wireless revenues were $3.7 million for the third quarter of 2006, consistent with $3.7 million for the second quarter of 2006 and compared to $3.4 million for the third quarter of 2005. Packet-voice revenues were $93,000 in the third quarter of 2006, consistent with the second quarter of 2006 and increased from $77,000 for the third quarter of 2005.
The Company’s gross profit for the third quarter of 2006 was $2.1 million, or a gross margin of 55% of revenues, compared to $2.4 million, or a gross margin of 64% of revenues, for the second quarter of 2006 and $2.0 million, or a gross margin of 58% of revenues, for the third quarter of 2005. The Company’s gross margin was at the lower end of its target 55%-60% range primarily due to its sales mix and increased inventory obsolescence charges in the quarter.
Net operating expenses for the third quarter of 2006 were $2.8 million, compared to $3.0 for the second quarter of 2006 and $2.5 million for the third quarter of 2005. Operating expenses for the third quarter of 2006 included severance-related charges of $160,000. Third quarter operating expenses also included $147,000 of share-based compensation expense, compared to $26,000 for the second quarter of 2006 and nil for the third quarter of 2005. Additionally, third quarter operating expenses included $279,000 of expense offsets recorded pursuant to the Company’s funding agreement with Technology Partnerships Canada, compared to $331,000 for the second quarter of 2006 and $231,000 for the third quarter of 2005. The Company expects to incur approximately $210,000 in severance charges in its fourth quarter in relation to senior management changes announced separately today.

Spectrum recorded a net loss of $642,000 for the third quarter of 2006, or $0.03 per share, compared to a net loss of $530,000, or $0.03 per share, for the second quarter of 2006 and a net loss of $469,000, or $0.02 per share, for the third quarter of 2005.
Spectrum’s cash position at September 30, 2006 stood at $317,000, compared to $1.2 million at June 30, 2006. Drawings under the Company’s credit facility were nil at September 30, 2006. The Company closed a $1.1 million equity financing in October 2006 and is considering additional financing alternatives to further strengthen its balance sheet.
OPERATIONAL HIGHLIGHTS
Subsequent to the release of its second quarter results on August 3, 2006, Spectrum announced:
•	Senior management and Board of Director changes, including:
o	The resignation of Mr. Pascal Spothelfer as Spectrum’s President and Chief Executive Officer. Mr. Spothelfer will continue to serve on the Company’s Board of Directors;

o	The resignation of Mr. Andrew Harries from the Company’s Board of Directors to allow for Mr. Brent Flichel to join the Board;

o	The appointment of Mr. Brent Flichel to the position of President and Chief Executive Officer and as a member of the Company’s Board of Directors;

o	The appointment of Ms. Elena Kinakin to the position of Vice-President, Finance; Chief Financial Officer and Company Secretary;

o	The appointment of Mr. Douglas Atterbury to the position of Vice-President, Engineering;

o	The promotion of Mr. Leonard Pucker II from Chief Technology Officer to Chief Technology Officer and Vice-President, Corporate Development.
•	A contract with the National Aeronautics and Space Administration (NASA) Glenn Research Center to supply multiple flexComm™ SDR-4000 software defined radio platforms to develop, integrate and demonstrate an implementation of the Space Telecommunications Radio System (STRS) architecture software on a reconfigurable, multi-function communications platform. The SDR-4000 will be used to refine the STRS Architecture, which will allow NASA to demonstrate its capabilities and benefits for future missions;
•	The introduction of its flexComm Multi-Channel Transceiver core for field programmable gate arrays. The Multi-Channel Transceiver core quickly and easily implements a fully functional channelizer on Spectrum’s software defined radio platforms to provide a framework for waveform development;
•	The introduction of its flexComm SDR-4000 Wireless Modem Lite (WML), a lower power rugged product that supports the critical modem, link and network layer processing functions necessary in a software defined radio;
•	The introduction of its flexComm SDR-4000 Tactical Military Communications (MILCOM) Rapid Deployment Platform (TMRDP). This platform equips quick response teams with an integrated platform designed for the rapid development and deployment of tactical MILCOM applications;
•	A $550,000 contract with an unnamed international defense contractor to supply rugged, small form factor Software Communications Architecture (SCA) enabled flexComm SDR-4000 platforms. Spectrum’s equipment will be used in the system design and development (SDD) phase of a tactical military communications program. The contract for Spectrum’s SDR-4000 follows a related design-in in 2003 for SDR-3000 systems used for initial software defined radio research; and,
•	The successful completion of an unbrokered private placement offering of 1,610,303 units, each unit comprised of one common share and one-quarter of one common share purchase warrant. Each unit was issued for a purchase price of $0.70 or Cdn$0.78, for gross proceeds to Spectrum of approximately $1.1 million. The proceeds of the offering have and will be used for general working capital purposes.

CONFERENCE CALL INFORMATION
Spectrum will conduct a conference call and live audio webcast on November 2, 2006 at 4:30 pm Eastern / 1:30 pm Pacific time. The call can be accessed via telephone or audio web cast.
Dial-in number: 1.866.497.3339. A replay of the call will be available from November 2, 2006 to November 9, 2006 and can be accessed by dialing 1.866.501.5559 followed by the access code 21207153#.
Web cast: The live audio web cast can be accessed on Spectrum’s web site at www.spectrumsignal.com. The replay will be available on Spectrum’s web site until November 9, 2006.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
The statements by the Company’s management and the above statements contained in this Business Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: viability of business strategy, liquidity and capital resources, variability of quarterly and annual operating results, contract performance, risks and uncertainties associated with defense related contracts, reliance on significant customers, technological change, risk of the design-in process, competition, reliance on key personnel, inflation and foreign currency fluctuations, potential undetected errors, audit firm risk, dependence on third party suppliers, export controls, intellectual property rights, stock based compensation, contract manufacturing, environmental and safety regulations, reliance on third party distributors, international operations and markets, uncertainty of current economic and political conditions, availability of licenses, corporate governance and public disclosure regulations, reliance on information technology systems and networks and the ability to obtain adequate insurance coverage. Readers are referred to Spectrum’s assumptions and other risk factors set out in the most current Annual Report filed on Form 20-F with the Securities and Exchange Commission and with the British Columbia Securities Commission. The Company wishes to caution readers not to place undue reliance upon any such forward-looking statements, which reflect management’s best effort to provide guidance based on all known conditions on the date the statements are made. The Company may or may not update these forward-looking statements in the future.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, public safety, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides application engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. More information on Spectrum and its flexComm product line is available at www.spectrumsignal.com.
flexComm is a trademark of Spectrum Signal Processing Inc. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACT
Brent Flichel
President and Chief Executive Officer
Tel: 604.676.6733
E-mail: brent_flichel@spectrumsignal.com

Spectrum Signal Processing Inc.
Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars, except per share amounts and numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America

	Three months ended September 30,		Nine months ended September 30,
	2005	2006	2005	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$3,509	$3,812	$11,006	$10,746
Cost of sales	1,480	1,704	4,326	4,521

	2,029	2,108	6,680	6,225

Expenses
Administrative	899	1,132	2,712	3,299
Sales and marketing	725	717	2,472	2,457
Research and development	675	772	2,198	2,432
Amortization	173	133	500	435
Restructuring and other charges	47	—	55	38

	2,519	2,754	7,937	8,661

Loss from operations	(490)	(646)	(1,257)	(2,436)

Other
Interest expense	—	2	—	8
Other income	(21)	(6)	(40)	(45)

	(21)	(4)	(40)	(37)

Net loss	(469)	(642)	(1,217)	(2,399)

Deficit, beginning of period	(22,293)	(24,840)	(21,545)	(23,083)

Deficit, end of period	$(22,762)	$(25,482)	$(22,762)	$(25,482)

Loss per share
Basic and diluted	$(0.02)	$(0.03)	$(0.06)	$(0.13)

Weighted average number of shares
Basic and diluted	18,812,699	18,878,122	18,782,731	18,878,122

Spectrum Signal Processing Inc.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except numbers of shares)
Prepared in conformity with accounting principles generally accepted in the United States of America

	December 31,	September 30,
	2005	2006
		(Unaudited)
ASSETS

Current assets
Cash and cash equivalents	$2,275	$317
Restricted cash	24	30
Trade receivables, net of allowance for doubtful accounts of $269 (2005-$273)	2,542	3,362
Receivable from Technology Partnerships Canada	752	608
Inventories	1,672	1,721
Prepaid expenses	184	251

	7,449	6,289

Capital assets	1,152	818
Other assets	243	221

	$8,844	$7,328

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Accounts payable	$1,405	$1,774
Accrued liabilities and other current liabilities	1,059	1,414
Deferred revenue	161	146

	2,625	3,334

Long-term obligations	866	837

Stockholders’ equity
Share capital
Authorized: 50,000,000 common shares, no par value Issued and outstanding: 18,878,122 (2005 – 18,878,122)	29,481	29,481
Additional paid-in capital	697	979
Warrants	79	—
Deficit	(23,083)	(25,482)
Accumulated other comprehensive income
Cumulative translation adjustments	(1,821)	(1,821)

	5,353	3,157

	$8,844	$7,328

Spectrum Signal Processing Inc.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Prepared in conformity with accounting principles generally accepted in the United States of America

	Three months ended September 30,		Nine months ended September 30,
	2005	2006	2005	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(469)	$(642)	$(1,217)	$(2,399)
Adjustments to reconcile net loss to net cash used for operating activities
Amortization	180	140	523	457
Share-based compensation expense	—	147	—	203
Unrealized loss (gain) on foreign currency hedging instruments	(14)	(4)	(14)	8
Non-cash portion of restructuring charges	47	—	55	38
Changes in operating assets and liabilities
Restricted cash	(24)	(5)	49	(6)
Accounts receivable	(197)	(545)	612	(676)
Inventories	(90)	(167)	98	(49)
Prepaid expenses	54	26	(107)	(67)
Accounts payable	(126)	40	(133)	369
Accrued liabilities	(52)	208	(700)	280
Deferred revenue	(60)	(14)	(36)	(15)

Net cash used for operating activities	(751)	(816)	(870)	(1,857)

Cash flows from investing activities
Purchase of capital assets	(61)	(19)	(352)	(101)

Net cash used for investing activities	(61)	(19)	(352)	(101)

Cash flows from financing activities
Issue of shares on exercise of share purchase warrants and options, net of issue costs	88	—	619	—

Net cash provided by financing activities	88	—	619	—

Net decrease in cash and cash equivalents during the period	(724)	(835)	(603)	(1,958)
Cash and cash equivalents, beginning of period	3,447	1,152	3,326	2,275

Cash and cash equivalents, end of period	$2,723	$317	$2,723	$317

F O R . I M M E D I A T E . R E L E A S E
Spectrum Signal Processing Announces Senior Management
and Board of Director Changes
Burnaby, B.C., Canada – November 2, 2006 – Mr. Irving Ebert, Chair of the Board of Directors of Spectrum Signal Processing Inc., today announced the following changes to the Company’s senior management team and its Board of Directors:
•	The resignation of Mr. Pascal Spothelfer as Spectrum’s President and Chief Executive Officer. Mr. Spothelfer will continue to serve on Spectrum’s Board of Directors;

•	The resignation of Mr. Andrew Harries from the Company’s Board of Directors;

•	The appointment of Mr. Brent Flichel to the position of President and Chief Executive Officer and as a member of the Company’s Board of Directors;

•	The appointment of Ms. Elena Kinakin to the position of Vice–President, Finance; Chief Financial Officer and Company Secretary;

•	The appointment of Mr. Douglas Atterbury to the position of Vice-President, Engineering; and

•	The promotion of Mr. Leonard Pucker II from Chief Technology Officer to Chief Technology Officer and Vice-President, Corporate Development.
Spectrum’s senior management changes, to take effect immediately, are part of the Company’s focused strategy to reduce its operating expenses and achieve cash earnings break-even in 2007.
“Spectrum has made the challenging transition from a general-purpose signal processing company to a recognized leader in the software defined radio marketplace under Pascal’s leadership,” stated Mr. Ebert. “However, the Board felt that this was the right time to make management changes pursuant to the Company’s CEO succession plan. Brent’s fresh leadership combined with the reduced senior management financial overhead will help us achieve our goals. I have worked with Brent for over six years and I am looking forward to working with him closely in his new role.”
“I am very appreciative that Pascal remains committed to Spectrum as a member of the Company’s Board of Directors,” added Mr. Ebert. “I also wish to recognize and thank Mr. Harries for his contributions to Spectrum’s Board and its Compensation and Nomination Committee over the past seven years. Andrew is stepping down to devote more attention to his role as CEO of his start-up company and to allow for Brent to join the Board.”
Ms. Elena Kinakin joined Spectrum in 1999 and has served the Company in a number of progressively senior financial roles including, most recently, Director, Finance. Ms. Kinakin has over 19 years of finance experience including senior financial positions in a range of privately held companies. Ms. Kinakin holds a Certified General Accountant designation.

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Mr. Douglas Atterbury joined Spectrum in June 2006 as Director, Engineering. Prior to joining Spectrum, Mr. Atterbury spent more than 20 years developing electronic warfare systems and commercial telecommunications products. He has held senior positions at Grintek Electronics, Glenayre Electronics and Sierra Wireless. Mr. Atterbury holds a Bachelor of Engineering in Electronic Engineering from the University of Pretoria and completed Executive Development training at the University of Witwatersrand Graduate School of Business Administration.
“I believe that our updated strategic plan is focused and realistic,” stated Brent Flichel, Spectrum’s newly appointed President and CEO. “Moreover, it builds upon our strengths as a company, including our software defined expertise, our established market position and our broad portfolio of design-ins. I look forward to leading the execution of this plan and realizing Spectrum’s true potential for our staff and investors.”
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, public safety, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm™ product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to Spectrum Signal Processing Inc. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.
™ flexComm is a trademark of Spectrum Signal Processing Inc.
SPECTRUM CONTACT
Brent Flichel
President and Chief Executive Officer
Phone: 604.676.6733
Email: brent_flichel@spectrumsignal.com

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